MATERIAL CHANGE REPORT
1.	Name and Address of Company
Bank of Montreal 100 King Street West 1 First Canadian Place Toronto, Ontario M5X 1A1
2.	Date of Material Change
January 19, 2006
3.	News Release
Bank of Montreal and its subsidiaries, collectively known as BMO Financial Group, issued a news release on January 19, 2006 through the facilities of Canada NewsWire.
4.	Summary of Material Change
BMO Financial Group announced the appointment of William A. Downe as Chief Operating Officer, BMO Financial Group and the appointment of Yvan Bourdeau as Chief Executive Officer, BMO Nesbitt Burns and Head, Investment Banking Group, both appointments effective from February 1, 2006.
5.	Full Description of Material Change
BMO Financial Group announced the appointment of William A. Downe as Chief Operating Officer, BMO Financial Group effective from February 1, 2006. Mr. Downe has 23 years of experience at BMO Financial Group. He was appointed to his current role of Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, on May 1, 2001.

Yvan Bourdeau is appointed Chief Executive Officer, BMO Nesbitt Burns and Head, Investment Banking Group, effective from February 1, 2006. Mr. Bourdeau has served as President and Chief Operating Officer, BMO Nesbitt Burns since 1999. Mr. Bourdeau’s career at BMO Financial Group has spanned more than 30 years.
6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.

8.	Executive Officer
To speak to an executive officer who is knowledgeable about the material change, please contact Ron Sirkis, Executive Vice-President, General Counsel and Taxation at (416) 867-5926.
9.	Date of Report
January 23, 2006